UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☐     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐     No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.     Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     82-                                    .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm Reports Results for Second Quarter Fiscal 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: August 9, 2007

By:  /s/    Lynda Covello

        Name: Ms. Lynda Covello

        Title: General Counsel

                  and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR

SECOND QUARTER FISCAL 2007

LAVAL, Quebec (August 9, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its results for the second quarter of fiscal 2007, ended June 30, 2007. All figures are in Canadian dollars unless otherwise stated.

“While approval of our once-daily tramadol formulation in the U.S. remains our top priority, we are clearly building momentum throughout the rest of the world in pursuit of the global commercialization of our product,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “In the past several months, our product has been approved in Canada and we have completed three additional licensing and distribution agreements for important markets around the world, including an agreement for Canada and our first agreement in Asia. We look forward to launching our product in these and other countries, beginning with Canada in the fall of this year. While the ramp up in sales in Europe to date has been somewhat slower than anticipated, we are encouraged both by the success of the launches in certain markets, as well as the refinements that are being made to the launch programs in others. At the same time, we have taken significant strides in advancing other opportunities in our pipeline, including our first tramadol combination product and a twice-daily acetaminophen product.”

Recent Developments

Once-Daily Tramadol

•

Received Regulatory Approval for Canada – Labopharm received a Notice of Compliance (NOC) from the Therapeutic Products Directorate of Health Canada for 100 mg, 200 mg and 300 mg tablets of its once-daily formulation of tramadol for the management of pain of moderate severity in adults who require treatment for several days or more.

•

Secured Marketing Partnership for Canada – Labopharm completed a licensing and distribution agreement for once-daily tramadol for Canada with Paladin Labs. Labopharm’s product, which will become the flagship product in Paladin’s analgesic portfolio, is expected to be launched in the Fall.

•

Secured Marketing Partnerships for South Korea and Greece – Labopharm completed two licensing and distribution agreements: WhanIn Pharmaceutical Co., Ltd. for South Korea; and Lavipharm S.A. for Greece. The Company expects its once-daily tramadol product to be launched in these markets in 2008.

•

Poster Presented at International Forum on Pain Medicine – Labopharm presented a poster discussing the dose titration of its once-daily formulation of tramadol at the 3rd International Forum on Pain Medicine in Montreal, Canada in June.

•

Received Second Approvable Letter for Once-Daily Tramadol from FDA – Labopharm received a second Approvable Letter from the FDA for its once-daily formulation of tramadol stating that the Company has not demonstrated efficacy of the formulation because the statistical methods used to analyze data from its clinical trials did not adequately address missing data arising from subjects who dropped out of the trials. Subsequently, the Company met with the FDA to discuss the matters raised in the second Approvable Letter. The meeting with the FDA was productive. Labopharm and its advisors are evaluating the Company’s options, including additional statistical analysis, an appeal of the FDA’s decision and, potentially, the generation of new data through an additional Phase III clinical trial.

Mr. Howard-Tripp said, “We continue to believe that the comprehensive data generated by our global clinical trial program demonstrates the efficacy and safety of our once-daily tramadol formulation. We will continue to vigorously pursue approval with our existing data package.”

Pipeline

Once-Daily Trazodone

Labopharm began enrolling patients in its North American Phase III clinical trial for its once-daily formulation of the antidepressant trazodone (study 04ACL3-001) in June. Enrolment is progressing well and the Company remains on track to report results from the study mid-2008. In addition to its anti-depressive effects, trazodone has sedative effects that can improve sleep. Labopharm’s once-daily formulation has been specifically designed to take advantage of trazodone’s unique pharmacological properties, in addition to offering the benefits of once-daily administration and potentially fewer side effects generally associated with peak concentrations of drugs. Study 04ACL3-001 is a randomized, double-blind study that will compare the efficacy and safety of the Company’s once-daily formulation of trazodone to placebo in patients with major unipolar depressive disorder. The study is being conducted at more than 35 centers across the U.S. and Canada and is expected to include more than 350 subjects. In 2006, the U.S. market for antidepressants reached US$13 billion.

Other Pain Products

The first tramadol combination product that Labopharm will move forward in developing is a twice-daily tramadol-acetaminophen formulation based on the Company’s proprietary Contramid® technology. The results of pharmacokinetic studies to date have been positive with Labopharm’s tramadol-acetaminophen formulation demonstrating bioequivalence to a currently marketed multiple-times daily tramadol-acetaminophen product. The Company plans to initiate pivotal studies on its formulation in the fourth quarter of 2007. Tramadol-acetaminophen combination products are currently available only in immediate-release formulations. The positive pharmacokinetic studies for the twice-daily tramadol-acetaminophen formulation demonstrated that the acetaminophen component of the formulation rapidly achieved blood plasma levels associated with efficacy in the currently-marketed product and maintained those levels for the entire 12-hour dosing interval.

As a result of the Company’s success with the 12-hour acetaminophen component, Labopharm will move forward with development of a twice-daily formulation of acetaminophen. A twice-daily acetaminophen product represents a significant potential market opportunity. The current market for acetaminophen products in the U.S. alone is approximately US$1.4 billion.

Board Appointment

Labopharm also announced that Lawrence E. Posner, M.D. has been appointed to the Company’s Board of Directors. Dr. Posner brings to Labopharm 25 years of diverse experience in the pharmaceutical industry. During his career, Dr. Posner has held progressively senior roles at a number of leading international pharmaceutical companies. Until July 31, 2007, Dr. Posner was Senior Vice President and Special Medical Liaison to Bayer Pharmaceuticals Corporation. Prior to that, he held the positions of Senior Vice President and Head, U.S. Research and Development with Yamanouchi Pharmaceuticals U.S.A, Inc. (now Astellas Pharma, Inc.), Senior Vice President and Worldwide Head, Regulatory Affairs, Ethical Pharmaceuticals for Bayer A.G., Leverkuesen, Germany, Senior Vice President and Head, U.S. Research and Development for Bayer Corporation, West Haven, CT, and Senior Vice President, Medical Affairs, Pharmaceutical Division, for Miles, Inc. He also held several management positions with the Lederle Laboratories Division of the American Cynanamid Corporation in Pearl River, N.Y. (now Wyeth Inc.).

Prior to embarking on his career in the pharmaceutical industry, Dr. Posner spent three years in private practice, specializing in medical oncology and internal medicine. Dr. Posner currently serves as a partner in Vedanta Capital of New York, NY and as a consultant to Point Biomedical, San Carlos, California and to Polyphenon Pharma of New York, NY.

Financial Results

Revenue for the second quarter of fiscal 2007 increased to $5.9 million from $3.1 million for the second quarter of fiscal 2006. Product sales increased to $4.1 million from $0.9 million with the increase being primarily the result of shipments of once-daily tramadol to ten markets in the second quarter of fiscal 2007 compared to shipments to only three markets in the second quarter of fiscal 2006. Product sales for the second quarter of fiscal 2007 consisted of follow-on shipments of once-daily tramadol to HEXAL AG for distribution in Germany, to CSC Pharmaceuticals S.A. for distribution in the Czech Republic and Slovakia, to sanofi-aventis and Grunenthal GmbH for distribution in France, to Gruppo Angelini for distribution in Italy, to Esteve S.A. for distribution in Spain and to Grunenthal GmbH for distribution in Belgium, as well as initial shipments to CSC Pharmaceuticals S.A. for distribution in Poland.

Gross margin (as a percentage of product sales revenue), excluding a $1.7 million provision for once-daily tramadol pre-launch inventory and related deposits to manufacturers, for the second quarter of fiscal 2007 was 46% compared with 38% for the second quarter of fiscal 2006. This provision was required as a result of the delay in the anticipated U.S. launch of the Company’s once-daily tramadol product following receipt of the second approvable letter from the FDA and represents the Company’s best estimate of the loss based on its evaluation of the inventory, some of which may be sold in other territories, or amounts which may be otherwise recovered. The increase in adjusted gross margin compared to the second quarter of last year was due to lower manufacturing costs, which were partially offset by lower average selling prices per tablet resulting from launches in new markets and a royalty expense paid to an affiliate of Purdue Pharma to avoid any potential conflict with respect to patents registered in Europe.

Licensing revenue for the second quarter of fiscal 2007 was $1.7 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol. Licensing revenue for the second quarter of fiscal 2006 was $2.2 million. The decrease in licensing revenues was the result of the extension of the estimated term over which the Company is recognizing the US$20 million up-front payment previously received from Purdue Pharma.

Research and development expenses before government assistance for the second quarter of fiscal 2007 increased to $6.5 million from $4.5 million for the second quarter of fiscal 2006. The increase was primarily due to the Phase III clinical trial for once-daily trazodone that was initiated in the second quarter of fiscal 2007, several pharmacokinetic and other studies for other development programs and the general increase in the Company’s research and development activities. Government assistance (research and development tax credits) for the second quarter of fiscal 2007 increased to $0.8 million from $0.3 million for the corresponding quarter of fiscal 2006.

Selling, general and administrative expenses for the second quarter of fiscal 2007 increased to $6.1 million from $4.0 million for the second quarter of fiscal 2006. The increase is due in part to higher non-cash stock-based compensation expense (1.2 million for the second quarter of 2007 versus 0.7 million for the second quarter of 2006), as well as increased headcount and related compensation expense, increased legal and patent consulting fees, incremental costs related to the Company’s NASDAQ listing, as well as pharmacovigilance costs and other operational costs as the Company transitions from a research and development company to a commercial operation.

Net loss for the second quarter of fiscal 2007 was $11.0 million, or $0.19 per share, compared with $5.5 million, or $0.11 per share, for the second quarter of fiscal 2006.

Cash, cash equivalents and marketable securities at June 30, 2007 were $82.1 million compared with $94.1 million at March 31, 2007. The decrease was primarily the result of the use of funds for operating activities.

For the six-month period ended June 30, 2007, revenue increased to $11.3 million from $7.4 million for the first six months of 2006. Product sales increased to $7.5 million from $2.9 million with the increase being primarily the result of shipments of once-daily tramadol to ten markets in the first half of fiscal 2007 compared to shipments to only three markets in the first half of fiscal 2006.

Gross margin for the first six months of fiscal 2007, excluding the second quarter pre-launch inventory provision, was 47%, unchanged from the first six months of fiscal 2006.

Licensing revenue for the first six months of fiscal 2007 was $3.7 million, and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol. Licensing revenue for the first six months of fiscal 2006 was $4.4 million. The decrease in licensing revenues was the result of the extension of the estimated term over which the Company is recognizing the US$20 million up-front payment previously received from Purdue Pharma.

Research and development expenses before government assistance for the first six months of fiscal 2007 increased to $11.6 million from $10.9 million for the first six months of fiscal 2006. The general increase in the Company’s research and development activities in 2007, were partially offset by lower expenses related to the timing of our clinical trial programs in 2007.

Selling, general and administrative costs for the first six months of fiscal 2007 increased to $11.5 million from $7.0 million for the first six months of fiscal 2006. The increase is due in part to higher non-cash stock-based compensation expense ($2.3 million for the first six months of 2007 versus $1.1 million for the first six months of 2006), as well as the other rationale provided for the quarter.

Net loss for the first six months of fiscal 2007 was $17.5 million, or $0.31 per share, compared to $12.3 million, or $0.26 per share for the first six months of fiscal 2006.

Labopharm continues to expect product sales to be variable from quarter to quarter as its product is successively launched in European and other markets. As a result of pipeline fill and the number of market launches in first half of 2007, market dynamics and some challenges with certain partners in larger markets, and the seasonal impact on European pharmaceutical sales in the third quarter, the Company expects product sales in the second half of fiscal 2007 to be lower than those for the first half of fiscal 2007. Labopharm believes that the actions it is taking to address existing marketing challenges in Europe, as well as additional product launches globally, will result in quarter over quarter growth in product sales in 2008.

Conference Call

Labopharm will host a conference call today (Thursday, August 9, 2007 at 8:30 a.m. ET) to discuss its second quarter fiscal 2007 results. To access the conference call by telephone, dial 416-644-3421 or 1-800-590-1817. Please connect approximately five minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay until Thursday, August 16, 2007 at midnight. To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 21240797#. A live audio webcast of the conference call will be available at www.labopharm.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally and it has a robust pipeline of follow-on products in both pre-clinical and clinical development. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company’s products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza Chief Financial Officer Tel: (450) 686-0207	Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com

French: Eric Bouchard Tel: (514) 208-5939 ebouchard@equicomgroup.com

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

[Unaudited]

For the:	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
[Thousands of Canadian dollars, except share and per share amounts]	$	$	$	$

REVENUE
Product sales	4,149	902	7,541	2,947
Licensing	1,707	2,217	3,728	4,443

	5,856	3,119	11,269	7,390

EXPENSES
Cost of goods sold (excluding amortization)	4,003	555	5,704	1,576
Research and development expenses, net	5,661	4,180	9,917	9,855
Selling, general and administrative expenses	6,067	3,965	11,452	6,991
Financial expenses	491	683	1,040	1,412
Depreciation and amortization	500	418	972	846
Interest income	(925)	(798)	(1,897)	(1,006)
Foreign exchange loss (gain)	393	(411)	387	(593)

	16,190	8,592	27,575	19,081

LOSS BEFORE INCOME TAXES	(10,334)	(5,473)	(16,306)	(11,691)
Provision for income taxes
Current	675	105	1,202	684
Future	—	(36)	—	(36)

NET LOSS FOR THE PERIOD	(11,009)	(5,542)	(17,508)	(12,339)

NET LOSS PER SHARE—BASIC AND DILUTED	(0.19)	(0.11)	(0.31)	(0.26)

Weighted average number of shares outstanding	56,795,490	52,171,020	56,784,151	46,729,289

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

For the:	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
[Thousands of Canadian dollars]	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(11,009)	(5,542)	(17,508)	(12,339)
Items not affecting cash:
Depreciation of property, plant and equipment	442	363	856	730
Amortization of intangible assets	58	55	116	116
Amortization of deferred financing costs	—	54	—	111
Amortization of premium or discounts on marketable securities	76	—	150	—
Non-cash financial expenses	36	—	77	—
Unrealized foreign exchange loss (gain)	400	(374)	388	(473)
Future income tax	—	(36)	—	(36)
Stock-based compensation	1,393	824	2,899	1,365

	(8,604)	(4,656)	(13,022)	(10,526)
Net change in non-cash operating items	(1,060)	(4,781)	108	(9,667)

	(9,664)	(9,437)	(12,914)	(20,193)

INVESTING ACTIVITIES
Acquisition of marketable securities	(10,224)	(22,064)	(53,247)	(25,397)
Proceeds from maturities of marketable securities	4,971	11,337	66,385	15,914
Acquisition of property, plant and equipment	(326)	(370)	(1,146)	(581)
Acquisition of intangible assets	(49)	(602)	(123)	(665)

	(5,628)	(11,699)	11,869	(10,729)

FINANCING ACTIVITIES
Repayment of capital lease obligations	(25)	(20)	(47)	(40)
Repayment of long-term debt	(1,014)	(867)	(2,057)	(1,404)
Proceeds from issuance of capital stock	110	113,794	225	114,544
Issuance costs of capital stock	—	(7,784)	—	(7,784)

	(929)	105,123	(1,879)	105,316

Foreign exchange gain (loss) on cash held in foreign currencies	(831)	(75)	(914)	3

Net increase (decrease) in cash and cash equivalents during the period	(17,052)	83,912	(3,838)	74,397
Cash and cash equivalents, beginning of period	26,936	10,767	13,722	20,282

Cash and cash equivalents, end of period	9,884	94,679	9,884	94,679

Cash flows include the following items:
Interest paid	368	515	779	1,059
Income taxes paid	—	62	—	114

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[Thousands of Canadian dollars]	As at June 30, 2007 $	As at Dec. 31, 2006 $

ASSETS
Current
Cash and cash equivalents	9,884	13,722
Available-for-sale marketable securities	72,232	85,747
Accounts receivable	5,391	4,002
Research and development tax credits receivable	994	1,869
Income taxes receivable	430	939
Inventories	3,272	5,287
Prepaid expenses and other assets	1,186	1,384

Total current assets	93,389	112,950

Restricted long-term investments	1,273	1,280
Property, plant and equipment, net	10,839	10,909
Intangible assets	3,392	3,205
Deferred financing costs	—	156
Future income tax asset	134	134

	109,027	128,634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	8,729	8,908
Current portion of deferred revenue	4,247	7,916
Current portion of obligations under capital leases	121	94
Current portion of long-term debt	4,326	4,425

Total current liabilities	17,423	21,343

Deferred revenue	18,121	16,593
Obligations under capital leases	5,744	5,746
Long-term debt	794	3,396

Total liabilities	42,082	47,078

Shareholders’ equity
Common shares, no par value, unlimited shares authorized, 56,817,963 and 56,747,963 issued and outstanding as at June 30, 2007 and as at December 31, 2006, respectively	241,955	241,588
Contributed surplus	11,174	8,417
Deficit	(185,957)	(168,449)
Accumulated other comprehensive loss	(227)	—

Total shareholders’ equity	66,945	81,556

	109,027	128,634